Exhibit 99.2

NORSAT INTERNATIONAL INC.

NOTICE OF RECONVENED MEETING

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of holders (the “Norsat Shareholders”) of common shares (“Norsat Shares”), holders (“Option Holders”) of options (“Norsat Options”) and holders (“RSU Holders” and, together with the Norsat Shareholders and Option Holders, the “Securityholders”) of restricted share units (“Norsat RSUs”) of NORSAT INTERNATIONAL INC. (the “Company” or “Norsat”) will be reconvened on Thursday June 22, 2017 at 2:00 pm (Pacific time) at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C., V6V 2L4.

At the reconvened Meeting, Securityholders will be asked to consider a special resolution (the “Arrangement Resolution”, the full text of which is set forth in Appendix A to this Supplemental Information, approving a plan of arrangement involving Hytera Communications Co., Ltd., Hytera Project Corp. and the Company under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”).

The Independent Directors of Norsat recommend that Securityholders vote in favour of the Arrangement Resolution.

Securityholders might also be asked to consider such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the reconvened Meeting is set out in the accompanying Supplemental Information.

April 24, 2017 is the record date for determining Securityholders entitled to receive notice of and to vote at the reconvened Meeting. Only Norsat Shareholders whose names have been entered into the register of the holders of Norsat Shares as at April 24, 2017, and Option Holders and RSU Holders as at April 24, 2017, will be entitled to receive notice of and to vote at the reconvened Meeting in respect of such Norsat Shares, Norsat Options or Norsat RSUs, as applicable.

New forms of proxies are not being distributed with this Supplemental Information. Votes already cast in time for the Meeting on the original Hytera acquisition proposal will, unless revoked, be voted on the Arrangement Resolution in the manner originally indicated, either in favour or against.

Securityholders are requested to date, sign and return the accompanying form of proxy already provided for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Investor Services Inc., Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 2:00 pm (Pacific time) on Tuesday, June 20, 2017 or no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

If you lost your proxy or voting instructions, or wish to change an already cast vote, please contact the proxy solicitation agent, Evolution Proxy Inc., by telephone at: 1-844-226-3222 (North American Toll Free Number) or 1-416-855-0238 (Outside North America); or by email at: info@evolutionproxy.com. You can also vote by internet, by going to www.investorvote.com and follow the instructions.

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Dissent Rights

Pursuant to the provisions of Section 242 of the BCBCA, if you are a registered holder of Norsat Shares, you have the right to dissent in respect of the Arrangement Resolution approving the Arrangement and, if the Arrangement becomes effective and upon strict compliance with the dissent procedures, to be paid the fair value of your Norsat Shares. There can be no assurance that a dissenting Norsat Shareholder will receive consideration for his or her Norsat Shares of equal or greater value to the consideration that such dissenting Norsat Shareholder will receive consideration for his or her Norsat Shares of equal or greater value to the consideration that such dissenting Norsat Shareholder would have received under the Arrangement. This right of dissent is described in the accompanying Supplemental Information. If you fail to strictly comply with the dissent procedures set out in the accompanying Supplemental Information, you may not be able to exercise your right of dissent. If you are a beneficial owner of Norsat Shares registered in the name of a broker, investment dealer, bank, trust company, custodian or other intermediary and wish to dissent, you should be aware that ONLY REGISTERED HOLDERS OF NORSAT SHARES ARE ENTITLED TO EXERCISE RIGHTS OF DISSENT. A dissenting Norsat Shareholder may only dissent with respect to all Norsat Shares held on behalf of any one beneficial owner and registered in the name of such dissenting Norsat Shareholder. Options Holders or RSU Holders, and Norsat Shareholders who vote in favour of the Arrangement Resolution, are not entitled to any rights to dissent.

Persons who are beneficial owners of Norsat Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Norsat Shares are entitled to dissent. Accordingly, a beneficial owner of Norsat Shares who desires to exercise the right of dissent must make arrangements for the Norsat Shares who desires to exercise the right of dissent must make arrangements for the Norsat Shares beneficially owned by such holder to be registered in the holder’s name prior to the time written objection to the Arrangement Resolution is required to be received by Norsat or, alternatively, make arrangements for the registered holder of such Norsat Shares to dissent on the holder’s behalf.

The Supplemental Order provides that dissents properly tendered before the adjournment of the Meeting will, unless revoked, be considered as a properly tendered dissent in respect of the revised offer from Hytera.

DATED at Richmond, British Columbia, as of this 2nd day of June, 2017.

By order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

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